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UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _____ January 2000

CAMFLO INTERNATIONAL INC.

(Name of Registrant)

750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7
Executive Offices

1. Press Releases: 1/19/2000; 2/8/2000; 3/13/2000
2. Notice/Information Circular/Proxy for Annual and Special Meeting
    of Shareholders held 6/28/2000
3. Financial Statements:
    Fiscal 1999 Ended 12/31/1999, paper-filed with 20F
    Three Months Ended 3/31/2000, filed 5/30/2000
    Six Month Ended 6/30/2000,   filed 8/22/2000
    Nine Months Ended 9/30/2000, filed 11/27/2000

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..XXX....... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No .XXX.**
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
_____

SEC 1815 (11-2002)   Potential persons who are to respond to the collection of information contained in this form are not required to
                        respond unless the form displays a currently valid OMB control number.

Camflo Resources Ltd.

300-555 West Georgia Street, Vancouver, BC V6B 1Z5
Tel: (604) 687-7294 Fax: (604) 682-1329

FOR IMMEDIATE RELEASE
CFK:CDNX

VANCOUVER, January 19, 2000 CAMFLO RESOURCES LTD. (the "Company") announces further to our press release dated November 2, 1999, the Company will not be proceeding with the acquisition negotiations with Golfmax.ca as planned.

Management is continuing with its mandate to pursue business opportunities that will be in the best interest of the Company and its shareholders.

ON BEHALF OF THE BOARD OF DIRECTORS
"Alan Crawford"

_____
Alan Crawford, Director

Camflo Resources Ltd.

300- 750 West Pender Street, Vancouver, BC V6C 2T7
Tel: (604) 638-5566 Fax: (604) 638-5592
www.camflo.com

FOR IMMEDIATE RELEASE
CFK:CDNX

VANCOUVER, B.C. February 8th, 2000, CAMFLO RESOURCES LTD. ("Camflo")
Mr. Alan Crawford reports that eteeoff.com, a wholly owned subsidiary of Camflo, is actively
pursing opportunities in the business-to-business e-commerce domain.

Eteeoff.com, a subsidiary of Camflo, will examine all opportunities as they relate to ecommerce.
The eteeoff.com website currently under redevelopment to reflect the current
situation and future opportunities. Camflo/eteeoff.com will keep the shareholders of the
Company fully informed as matters proceed.

Camflo have moved their offices to #300 – 750 West Pender Street, Vancouver, B.C. V6C 2T7.

ON BEHALF OF THE BOARD OF DIRECTORS

"Alan Crawford"

_____
Alan Crawford, Director

Camflo Resources Ltd. trades on the Canadian Venture Exchange under the symbol CFK. For further details please telephone
1-604-638-5566. The Canadian Venture Exchange neither approves nor disapproves of the information contained herein.

Camflo Resources Ltd.

300- 750 West Pender Street, Vancouver, BC V6C 2T7
Tel: (604) 638-5566 Fax: (604) 638-5592
www.camflo.com

#00-03
FOR IMMEDIATE RELEASE
CFK:CDNX

VANCOUVER, BC March 13, 2000 CAMFLO RESOURCES LTD. ("The Company")
The Company wishes to announce that directors have loaned the Company the sum of $200,000 to provide the Company with working capital. The loan is repayable the earlier of one year or upon the Company completing a financing and bears interest at a rate of 9% per annum. The Company has also agreed to issue 426,666 non-transferable share purchase warrants exercisable at the purchase price of $0.1875 per share for a two year period as a bonus in consideration of the loan. The issuance of the share purchase warrants is subject to Canadian Venture Exchange approval.

ON BEHALF OF THE BOARD OF DIRECTORS

"Alan G. Crawford"
_____
Alan G. Crawford, Director

Camflo Resources Ltd. trades on the Canadian Venture Exchange under the symbol CFK. For further details please telephone 1-604-638-5566. The Canadian Venture Exchange neither approves nor disapproves of the information contained herein.

CAMFLO RESOURCES LTD.

INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, JUNE 28, 2000

PERSONS MAKING THE SOLICITATION

The Information Circular is furnished in connection with the solicitation of the proxies by and on behalf of the management of CAMFLO RESOURCES LTD. (the "Company") for use at the Annual and Special Meeting (the "Meeting") of the Shareholders of the Company to be held at 600 Dome Tower, 333 7th Avenue SW, Calgary, Alberta T2P 2Z1 on <u>Wednesday, June 28th, 2000 at 10:00 a.m.</u> (Calgary time), or at any adjournments thereof for the purposes set out in the Notice of Meeting accompanying this Information Circular. Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, telegraph or personal interview by regular employees of the Company, at a nominal cost. In accordance with National Policy No. 41, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the common shares held on record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. The costs incurred in such solicitation, including the preparation and mailing of the Form of Proxy, Notice of Annual Meeting and this Information Circular will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors and officers of the Company ("Management Designee") and have been selected by the board of directors of the Company and have indicated their willingness to represent as proxies the shareholders who appoint them. A shareholder has the right to designate a person (who need not be a shareholder) other than the Management Designees to represent him or her at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the enclosed instrument of proxy the name of the person to be designated and deleting therefrom the names of the Management Designees, or by completing another proper instrument of proxy. Such shareholder should notify the nominee of the appointment, obtain his consent to act as proxy and should provide instructions on how the shareholder's shares are to be voted. In any case, an instrument of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached where an attorney has executed the instrument of proxy.

An instrument of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, Mall Level, Vancouver, BC V6E 3X1, not later than 48 hours, excluding Saturdays and holidays, before the time of the Meeting or any adjournment thereof.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL SHAREHOLDERS

Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted upon at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder.

Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

All references to shareholders in this Management Information Circular and the accompanying instrument of proxy and Notice of Meeting are to shareholders of record, unless specifically stated otherwise.

VOTING OF PROXIES

All Common Shares represented at the Meeting by a properly executed instrument of proxy will be voted (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. **In the absence of any such specification, the Management Designees, if named as proxies, will vote in favour of the matters set out therein.**

The enclosed instrument of proxy confers discretionary authority upon the Management Designees, or other person named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Company is not aware of any amendments to, variations of or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the Management Designees intend to vote in accordance with the judgement of the management of the Company.

RECORD DATE

The Board of Directors has fixed the close of business on the **23rd of May, 2000** as the record date for the determination of Shareholders who are entitled to Notice of the Annual General and Special Meeting, or any adjournment or adjournments thereof. The transfer books of the Company will not be closed.

INFORMATION CONCERNING THE CORPORATION

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has an authorized capital consisting of an unlimited number of Common Shares, of which 9,910,000 Common Shares are issued and outstanding as at the date hereof. In addition, the Company is authorized to issue an unlimited number of Preferred Shares, issuable in series, none of which are currently issued.

Holders of Common Shares on record at the close of business on **May 23rd, 2000**, (the "Record Date") are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share, except to the extent that the holder transfers his or her shares after the close of business on the Record Date and, in such event, the transferee of such shares shall be entitled to vote the transferred shares at the Meeting provided that he or she produces properly endorsed share certificates representing the transferred shares to the Secretary or transfer agent of the Company or otherwise establishes his or her ownership of the transferred shares at least 10 days prior to the Meeting. Holders of Common Shares are entitled to one vote at the Meeting for each Common Share held.

To the knowledge of the directors and officers of the Company, the following sets forth those persons or entities who beneficially own directly or indirectly more than 10% of the voting securities of the Company entitled to vote at the Meeting.

Name and Address	Number of Common Shares	Percentage %
Alan Crawford Vancouver, BC Canada	2,700,000 (1)	27.24%

(1) 2,400,000 Common Shares are held in escrow.

REMUNERATION OF DIRECTORS AND SENIOR OFFICERS

As at December 31, 1999, the Company had two executive officers, both of whom continue to serve with the Company. The officers of the Company received, either accrued or paid, an aggregate compensation balance of $110,000 for services rendered during the fiscal year ended December 31, 1999. No cash remuneration has been paid to the directors of the Company in their capacity as directors.

<u>EXECUTIVE COMPENSATION</u>

Set out below are particulars of compensation paid to the following person(s) (the "Named Executive Officer"):

(a)   the Company's chief executive officer;

(b)   each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus paid or accrued exceeds $100,000 per year; and

(c)   any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 1999, the end of the most recently completed fiscal year of the Company, the Company had one Named Executive Officer, Alan Crawford, the President, Chief Executive Officer and a director of the Company.

Summary of Compensation

The following table sets forth a summary of the annual and long term compensation for services paid to the Named Executive Officer for each of the Company's three most recently completed fiscal years.

| Name and Principal Position | Fiscal Year | Annual Compensation | | | Long Term Compensation | | | |
| | | | | | Awards | | Payouts | |
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Alan Crawford President & CEO	1999	$55,000	Nil	Nil	300,000	Nil	N/A	Nil
	1998	$15,000	Nil	Nil	300,000	Nil	N/A	Nil
	1997	Nil	Nil	Nil	Nil	Nil	N/A	Nil

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during the Company's most recently completed fiscal year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to the Named Executive Officer. No SARs (stock appreciation rights) were granted during this period.

Name	Date of Grant	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	% of Total Options Granted to Employees in Fiscal year	Market Value of Securities Underlying Options on the Date of Grant $/Security	Expiration Date
Alan Crawford	May 6, 1999	300,000	$0.51	66%	$0.57	May 6, 2004

Aggregated Option/SAR Exercises During the Most Recently
Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officer, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officer. During this period, no outstanding SARs were held by the Named Executive Officer.

Name	Securities Acquired on Exercise (#) (3)	Aggregate Value Realized ($) (1)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable (2)
Alan Crawford	300,000	$141,000	300,000 / Nil	$(93,000) / Nil

1) Based on the difference between the option exercise price and the closing market price of the Company's shares, on the date of exercise. As these shares were not sold, this amount does not represent the actual profits realized on the exercise of stock options.
2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company's shares as at December 31, 1999 (i.e. fiscal year end) was $0.40.
3) Mr. Crawford exercised his options on April 22, 1999.

Compensation of Directors

Compensation for the Named Executive Officer is disclosed above. No cash compensation was paid to any director of the Company for its services as a director during the fiscal year ended December 31, 1999. Stock options were issued to Messrs. Crawford and Boga as described below.

INCENTIVE STOCK OPTIONS

The Company has established a stock option plan (the "Plan"), pursuant to which the board of directors may allocate non-transferable options to purchase Common Shares of the Company to directors, officers, employees and consultants of the Company and its subsidiaries. Pursuant to the terms of the Plan, all stock options issued under the plan must comply with the rules of any applicable stock exchanges.

The granting of stock options under the Plan is governed by the rules of Canadian Venture Exchange (the "CDNX") which provide that the aggregate number of Common Shares that may be reserved for issuance pursuant to stock options granted under the Plan may not exceed, at any time, 10% of the issued and outstanding Common Shares and the aggregate number of Common Shares that may be reserved for issuance to any one person may not exceed 5% of the issued and outstanding Common Shares.

Options issued pursuant to the Plan will have an exercise price equal to either the closing price of the Common Shares of the Company on those stock exchanges on which the Company's shares are listed in the business day immediately preceding the day when such options are issued, less any discount which such stock exchange may allow or, in the event that an option is granted within six months of a public distribution of its shares, then the exercise price of such options will be, if required by such stock exchange, the greater of the price referred to above or the price per share paid by the investing public for shares acquired in the course of such distribution, determined in accordance with the policies of such stock exchange.

The following options to purchase Common Shares of the Company were outstanding as at May 23, 2000:

Name of Optionees	No. of Common Shares (#)	Date of Grant	Exercise Price ($)	Expiry Date	Market Value on Date of Grant
Greg Burnett	290,000	July 23, 1998	$0.1575	July 23, 2003	$0.18
Jack Patterson	10,000	July 23, 1998	$0.1575	July 23, 2003	$0.18
Alan Crawford	300,000	May 6, 1999	$ 0.51	May 6, 2004	$0.57
Ickbal Boga	150,000	May 6, 1999	$ 0.51	May 6, 2004	$0.57
Steve Smith	50,000	Sept 20, 1999	$ 0.60	Sept 20, 2004	$0.70
Mark Collett	20,000	Sept 20, 1999	$ 0.60	Sept 20, 2004	$0.70
David Addison	15,000	Sept 20, 1999	$ 0.60	Sept 20, 2004	$0.70
Graham Termarcsh	15,000	Sept 20, 1999	$ 0.60	Sept 20, 2004	$0.70
Colin MacDonald	15,000	Sept 20, 1999	$ 0.60	Sept 20, 2004	$0.70
Dave T.	5,000	Sept 20, 1999	$ 0.60	Sept 20, 2004	$0.70
Hari Varshney	10,000	Sept 20, 1999	$ 0.60	Sept 20, 2004	$0.70
Jim MascLaughlin	10,000	Sept 20, 1999	$ 0.60	Sept 20, 2004	$0.70
Alvie Thompson	10,000	Sept 20, 1999	$ 0.60	Sept 20, 2004	$0.70
Bill Goolagon	10,000	Sept 20, 1999	$ 0.60	Sept 20, 2004	$0.70
Total	**910,000**				

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the not issued Common Shares reserved for the granting of stock options. There has been no other arrangement pursuant to which the Company compensated directors in their capacity as directors during the Company's financial year ended December 31, 1999 or the current financial year.

MANAGEMENT AND CONSULTING CONTRACTS

The Company is not a party to any management contracts.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, the Company is not aware of any material interests, direct or indirect, of the directors, executive officers or shareholders who beneficially own, directly or indirectly, more than 10% of the issued and outstanding voting securities of the Company in any proposed or ongoing transactions of the Company in the last financial year ending December 31st.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Since incorporation, none of the directors or officers of the Company have been indebted to the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.   FINANCIAL STATEMENT AND AUDITOR'S REPORT

The board of directors has approved the audited financial statements for the fiscal year ending December 31, 1999 and the auditor's report thereon.

The Company is required by law to have an Audit Committee, which reviews the financial statements prior to their approval, by the Board of Directors. The present members of the committee are **Messrs. Crawford, Burnett and Patterson**.

2.   ELECTION OF DIRECTORS

The affairs of the Company are managed by a board of directors who are elected annually at each annual general meeting of the shareholders, and hold office until the next annual general meeting, or until their successors are duly elected or appointed or until a director vacates his office or is replaced in accordance with the By-laws of the Company.

All of those who are presently Directors will have their term of office as directors expire as of the date of the meeting. All of the directors who are elected will have their term of office expire at the next annual general meeting of the shareholders of the Company unless otherwise sooner terminated.

At the last annual general meeting, the Shareholders of the Company approved an ordinary resolution fixing the number of directors to be elected at the Meeting at five (5).

It is proposed to nominate the following persons, all of whom are presently directors of the Company, for election as directors at the annual meeting. It is the intention of the management designees, if named as proxy, to vote for the election of said persons to the board of directors. Management does not contemplate that any of such nominees will be unable to serve as directors, however, if for any reason any of the proposed nominees do not stand for election, or are unable to serve as such, proxies in favour of management designees will be voted for another nominee at their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting in the election of directors.

The following table sets for the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Company presently held by him, his municipality of residence, his principal occupation at the present and during the preceding five years, the period during which he has served as a director, and the number of voting Common Shares of the Company that he has advised are beneficially owned by him, directly or indirectly, or over which control or discretion is exercised, as of the date hereof.

Name, Municipality of Residence, Position with Company	Principal Occupation during the Past Five Years	Date Served as a Director	Number of Common Shares of the Company beneficially owned or directly/indirectly [2]
ALAN CRAWFORD [1] Vancouver, BC Canada President, CEO & Director	President of Camflo Resources Ltd. since 1997, Prior to 1997 was a Registered Representative and manager of a private corporate finance consulting firm.	Apr 7, 1997	2,700,000
ICKBAL BOGA Vancouver, BC Canada Corporate Secretary, CFO and Director	Chartered Accountant (1979 to present),	Apr 7, 1997	950,000
KENNETH DAWSON North Vancouver, BC Canada VP Exploration & Director	VP of Exploration of Camflo Resources Ltd. since 1997. President of a private geological consulting firm from 1996 to present. Prior to 1996 was research scientist for Geological Survey of Canada.	Apr 7, 1997	800,000
GREG BURNETT [1] Vancouver, BC Canada Director	President of a private management consulting firm (1988 to present), President of Orko Gold Corp, from 1996 to present.	May 4, 1998	Nil
JACK PATTERSON [1] Fredericton, NB Canada Director	President of a private geological consulting company since 1998. Managing Director of BC & Yukon Chamber of Mines from 1980 to1998.	May 29, 1998	Nil

Notes:
1) Member of the Audit Committee of the Company.
2) Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date hereof, based upon information furnished to the Company by individual directors and officers. Unless otherwise indicated, such shares or options are held directly. These figures do not include shares that may be acquired on the exercise of any share purchase warrants held by the respective directors and officers. Details of options held by the directors and officers are set forth under "Incentive Stock Options".

The directors, officers and other members of management of the Company, as a group beneficially own, directly or indirectly, 4,450,000 Common Shares of the Company (presently all held in escrow), representing 44.9% of the total issued and outstanding Common Shares of the Company at May 23, 2000.

3.   APPOINTMENT OF AUDITORS

Unless such authority is withheld, the Management Designees, if names as proxy, propose to vote the Common Shares represented by any such proxy for the appointment of *Amisano Hanson*, Chartered Accountants, Vancouver, British Columbia, as auditors of the Company for the next ensuing year to hold office until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration as such. Amisano Hanson have been the auditors of the Company since its incorporation.

4.   SHARE CONSOLIDATION

The directors do not wish to consolidate the shares of the Company, but feel that it is in the best interest of the shareholders to have the flexibility to do so only if necessary and depending on the potential of a possible acquisition. The shareholders of the Company will be asked to consider and, if thought appropriate, approve and adopt a special resolution authorizing the board of directors, in its sole discretion, to consolidate its issued and outstanding common shares without par value on the basis of up to eight (8) old shares for one (1) new share. As at May 23, 2000, a total of 9,910,000 common shares were issued and outstanding and a consolidation at a ratio of one new share for up to a maximum of eight (8) old shares without par value so as to result in a maximum of 1,238,750 new shares will be issued and outstanding. The number of outstanding shares may change if any further shares are issued from treasury prior to consolidation. In order to be effective, a special resolution requires the approval of two-thirds of the votes cast by shareholders who vote in respect of the special resolution. **In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of this special resolution.**

The text of the proposed special resolution to be moved at the Meeting is as follows:

"BE IT HEREBY RESOLVED as a special resolution of the Company:

(a)   **To grant the directors the authority, if they deem it necessary within the 12 months following the Meeting Date, to consolidate the Company's common share capital as stated below:**
(b)   **To amend the Articles of Incorporation of the Company to consolidate all of the issued common shares without par value in the capital of the Company. As at May 23, 2000, a total of 9,910,000 common shares were issued and outstanding and a consolidation at a ratio of one new share for up to a maximum of eight (8) old shares without par value so as to result in a maximum of 1,238,750 new shares will be issued and outstanding. The number of outstanding shares may change if any further shares are issued from treasury prior to consolidation.**

To pass the proposed Special Resolutions, an affirmative vote of not less than two-thirds (2/3) of the votes cast by the shareholders of the Company present in person or by proxy at the Meeting is required.

5.   CHANGE OF NAME

Pursuant to section 167(1) of the Business Corporations Act (Alberta), the shareholders of the Company will be asked to consider and, if thought appropriate, approve and adopt a special resolution authorizing the board of directors, in its sole discretion, to amend the Articles of Corporation to change the name of the Company to Camflo Ventures Inc., or such other name as the board of directors, in its sole discretion, deems appropriate. In order to be effective, a special resolution requires the approval of two-thirds of the votes cast by shareholders who vote in respect of the special resolution. **In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of this special resolution.**

The text of the proposed special resolution in respect of the approval of the name is as follows:

"BE IT HEREBY RESOLVED as a special resolution of the Company that:

(a)   **The board of directors is hereby authorized to amend the Articles of Incorporation of the Company to change the name of the Company to *Camflo Ventures Inc*. or such other name that it in its sole discretion determines is appropriate and which any regulatory body having jurisdiction may accept;**
(b)   **The board of directors, in its sole discretion, may act upon this resolution to effect a change of name or, if deemed appropriate, may choose not to act upon this resolution; and**
(c)   **Any one or more directors or officers are hereby authorized, upon the board of directors resolving to give effect to this resolution, to execute and deliver any and all application, declarations, documents and other instruments and do all such other acts and things that may be necessary or desirable to give effect to the provisions of this resolution."**

6.   STOCK OPTION

Shareholders of the Company will be asked to consider, and if thought advisable, approve an ordinary resolution granting general authority to Directors to grant incentive stock options to directors, officers and employees to be determined by the Directors and/or to amend the terms of existing stock options as determined by the Directors in accordance with the policies of the Canadian Venture Exchange and without further reference to shareholders.

7.   CONTINUATION FROM ALBERTA TO THE YUKON TERRITORY

Management of the Company has determined that it would be appropriate to discontinue from the Province of Alberta and to apply to the Registrar of Corporations under the Yukon Business Corporations Act ("YBCA") for an instrument of continuation continuing the Company as if it had been incorporated under the YBCA. The Company is currently investigating suitable projects for possible investment by the Company, which may be located in jurisdictions outside of Canada. Accordingly, it is proposed that the Company's corporate governance regime be flexible enough to permit the Company to avail itself of the managerial talents and skills of persons who are citizens of countries other than Canada or who otherwise reside outside of Canada. The Business Corporations Act (Alberta) (the "Alberta Act") requires that at least one-half of the Company's directors be ordinarily resident in Canada. The YBCA has no residency requirements for corporate directors. By continuing under the YBCA, the Company will have the flexibility, which it does not presently enjoy, to propose director nominees based upon merit criteria without regard to residency.

Management of the Company is of the view that the YBCA provides to shareholders of the Company substantively the same rights as are available to shareholders under the Alberta Act, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. **Shareholders should consult their legal advisers regarding implications of the proposed continuance to the Yukon Territory, which may be of particular importance to them.**

Under the Alberta Act, the continuance into another jurisdiction requires the approval of the shareholders of the Company by a Special Resolution, being a resolution passed by a majority of not less than two-thirds of the votes cast by those shareholders of a Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company.

Shareholders of the Company will be asked to consider and, if thought fit, approve and adopt a Special Resolution (the "Continuance Resolution") transferring the Company's jurisdiction of incorporation from Alberta to the Yukon Territory and adopting Articles of Continuance and By-Laws of the Company as attached hereto as Exhibit I.

In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of this special resolution.

The complete text of the special resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without modification, is as follows:

"Be it resolved, as a Special Resolution of the Company that:

(a)   the Company discontinues from the Province of Alberta and continues into the Yukon Territory;

(b)   the Company make application to the Registrar of Corporations (Yukon Territory) and such other authority as may be appropriate for consent to be continued into the Yukon Territory pursuant to the Yukon Business Corporations Act;

(c)   effective on the date of such continuance in the Yukon Territory, the Company adopt Articles of Continuance and By-Laws in the form attached to the Information Circular dated May 25, 2000, in substitution for the existing Articles of Incorporation and By-Laws of the Corporation;

(d)   any one or more directors or officers of the Company be and are hereby authorized and directed to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under the corporate seal of the Company or otherwise) that may be necessary or desirable in order to give effect to this Special Resolution, unless the Board of Directors resolves not to act upon this resolution; and

(e)   notwithstanding the approval of the shareholders of the Company as herein provided, the Board of Directors of the Company may, in its sole discretion revoke this Special Resolution before it is acted upon, without further approval of the shareholders of the Company."

Right of Dissenting Shareholders:

<u>Right of Dissent of Continuation into Another Jurisdiction under ABCA, Section 184</u>

A shareholder of the Company is entitled to dissent and be paid the fair value of such shares if the Continuance is completed and the shareholder issues a written objection to the Continuance at or before the Meeting and otherwise complies with the procedure set out in Section 184 of the ABCA. The following is a summary of the provisions of Section 184 of the ABCA and is qualified in its entirety with references to Section 184 of the ABCA, which is attached hereto as Exhibit II.

A dissenting shareholder may claim under Section 184 only with respect to all the shares of a class held by such dissenting shareholder or on behalf of any one beneficial owner and registered in the dissenting shareholder's name. The filing of an objection notice does not deprive a shareholder of the right to vote on the special resolution in question.

In the event that the shareholders of the Company approved of the Continuance the Company or a dissenting shareholder may make application to the court to fix the fair value of the shares of a dissenting shareholder. If an application is made to the Court, unless the Court otherwise orders, the Company must send to each dissenting shareholder a written offer to pay such dissenting shareholder an amount considered by the directors of the Company to be the fair value of the shares. The offer to each dissenting shareholder must be on the same terms and contain or be accompanied by a statement showing how the fair value was determined. Fair value shall be determined as of the close of business on the last day before the day on which the special resolution from which he dissents was adopted.

A dissenting shareholder may make an agreement for the sale of the dissenting shareholder's shares to the Company in the amount of the offer by the Company, at any time before the Court pronounces an order fixing the fair value of the shares.

On an application under Section 184, the Court must make an order fixing the fair value of the shares of all dissenting shareholders giving judgement in that amount against the Company and in favour of each dissenting shareholder, and fixing the time within which the Company must pay that amount to a shareholder.

The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date on which the shareholder ceases to have any rights as a shareholder until the date of payment.

The dissenting shareholder is not required to give security for costs in respect of an application to the Court to fix the fair value of the dissenting shareholder's shares, and, except in special circumstances, shall not be required to pay the costs of the application or appraisal.

A dissenting shareholder ceases to have any rights as shareholder, other than the right to be paid the fair value of the dissenting shareholder's share, on the earliest of: the effective date of the special resolution in question, the making of an agreement between the Company and the dissenting shareholder as to the payment to be made by the Company for the dissenting shareholder's share or the pronouncement of the order of the Court fixing the fair value of the shares. Until any of the foregoing events occur, the shareholder may withdraw their dissent, or the Company may rescind the special resolution in question and in either event, proceedings under Section 184 shall be discontinued.

The Company shall not make a payment to a dissenting shareholder under Section 184 if there are reasonable grounds for believing that the Company is or would be after the payment unable to pay its liabilities as they become due, or that the realizable value of the assets of the Company would thereby be less than the aggregate of its liabilities.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder of the Company who seeks payment of the fair value of his shares. Section 184 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each shareholder of the Company who might desire to exercise the right of dissent and appraisal should carefully consider and comply with the provisions of that section, and consult their own legal advisor.

8. CONFIRMATION OF ACTS OF DIRECTORS AND OFFICERS

There shall be moved at the meeting the following ordinary resolution:

> Be it resolved that all acts, deeds, payments of money, things done and proceedings of the directors and officers of the Company on its behalf during the previous year ending December 31, 1999 are hereby ratified, confirmed and approved.

PARTICULARS OF OTHER MATTERS TO BE ACTED ON

The Management of the Company knows of no other matters to come before the meeting other than those referred to in the Notice of the Meeting. Should any other matters come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgement of the persons voting by proxy.

DATED at the City of Vancouver, in the Province of British Columbia this **23rd day of May 2000.**

"*ALAN CRAWFORD*"
Alan Crawford
President & Director

CAMFLO RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
March 31, 2000 and 1999

(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

	March 31, 2000	March 31, 1999	December 31, 1999
ASSETS			
Current			
Cash	$ 43,117	$ 384,397	$ 52,974
Accounts receivable	14,129	849	15,062
Prepaid expenses	-	-	5,000
	57,246	385,246	73,036
Mineral properties – Notes 3 and 6	417,267	412,567	417,267
Capital asset, at cost – Note 4	4,575	-	10,975
Incorporation costs	-	630	-
	$ 479,088	$ 798,443	$ 501,278
LIABILITIES			
Current			
Accounts payable – Note 6	$ 22,217	$ 7,400	$ 35,424
Due to related parties – Note 6	72,500	-	28,000
	94,717	63,424	63,424
SHAREHOLDERS' EQUITY			
Share capital – Note 7	925,068	865,067	925,068
Deficit accumulated during the exploration stage	(540,697)	(74,024)	(487,214)
	384,371	790,043	437,854
	$ 479,088	$ 798,443	$ 501,278

Nature and Continuance of Operations – Note 1
Commitments – Notes 3, 5 and 7

APPROVED BY THE DIRECTORS:

"Alan Crawford"
_____, Director
Alan Crawford

"Ickbal Boga"
_____, Director
Ickbal Boga

SEE ACCOMPANYING NOTES

CAMFLO RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
for the three months ended March 31, 2000 and 1999 and
and the period March 21, 1997 (Date of Incorporation) to March 31, 2000
Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

	(3 months) March 31 2000	(3 months) March 31 1999	March 21, 1997 (Date of Incorporation) to March 31, 2000
Revenue			
Interest	$ -	$ 2,489	$ 36,991
Expenses			
Amortization	150	-	675
Filing and transfer agent fees	2,485	3,219	30,260
Management fees – Note 6	30,000	9,000	109,500
Office and miscellaneous – Note 6	2,107	4,267	35,187
Office rent – Note 6	2,250	2,700	39,329
Professional fees – Note 6	5,500	3,250	37,079
Promotion and marketing	9,391	-	56,354
Telephone	600	-	9,556
Travel and promotion	-	-	7,761
Website development costs – Note 6	1,000	-	131,705
	53,483	22,436	537,314
Loss before other items	53,483	19,947	500,323
Other items			
Mineral property write-off	-	-	8,225
Loss on write-off of capital asset	-	-	4,581
Gain on settlement of accounts payable	-	-	(23,850)
Write-off of deferred website	-		
development costs		-	51,418
Net loss for the period	53,483	19,947	540,697
Deficit, beginning of period	487,214	54,077	-
Deficit, end of period	$ 540,697	$ 74,024	$ 540,697
Loss per share	$ 0.01	$ 0.01	

SEE ACCOMPANYING NOTES

CAMFLO RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended March 31, 2000 and 1999
and the period March 21, 1997 (Date of Incorporation) to March 31, 2000
Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

	(3 months) March 31 2000	(3 months) March 31, 1999	March 21, 1997 (Date of Incorporation) to March 31, 2000
Operating Activities			
Net loss for the period	$ (53,483)	$ (19,947)	$ (540,697)
Add (deduct) items not requiring cash:			
Amortization	150	-	675
Incorporation costs	-	-	2,363
Loss on write-off of capital assets	-	-	4,581
Gain on settlement of accounts payable	-	-	(23,850)
Write-off of website development costs	-	-	51,418
	(53,633)	(19,947)	(505,510)
Changes in non-cash working capital items:			
Accounts receivable	933	12,210	(13,808)
Prepaid expenses	5,000	-	-
Accounts payable	(13,207)	(90,889)	2,596
Due to related parties	44,500	(9,000)	72,500
	(16,107)	(107,626)	(444,222)
Financing Activity			
Shares issued for cash	-	-	745,067
Investing Activities			
Incorporation costs	-	-	(630)
Mineral property acquisition costs	-	-	(25,000)
Deferred exploration expenditures	-	(9,583)	(212,267)
Acquisition of capital assets	-	-	(16,081)
Acquisition of Eteeoff.com Ltd.	-	-	(10,000)
Proceeds from sale of computer	6,250	-	6,250
	6,250	(9,583)	(257,728)
Increase (decrease) in cash during the period	(9,857)	(117,209)	43,117
Cash, beginning of period	52,974	501,606	-
Cash, end of period	$ 43,117	$ 384,397	$ 43,117

Non-cash Transactions – Note 10

SEE ACCOMPANYING NOTES

CAMFLO RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY
for the years ended March 31, 2000 and 1999
and the period March 21, 1997 (Date of Incorporation) to March 31, 2000
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

	Common Stock Issued Shares	Amount	Deficit Accumulated During the Exploration Stage	Total
Cumulative total at March 21, 1997	-	$ -	$ -	$ -
Issue of shares for cash pursuant to the escrow agreement – at $0.05	4,000,000	200,000	-	200,000
Issue of shares for cash pursuant to the initial public offering – at $0.10	2,000,000	200,000	-	200,000
Less: share issue costs	-	(45,333)	-	(45,333)
Net loss for the period ended December 31, 1997	-	-	(1,286)	(1,286)
Balance, December 31, 1997	6,000,000	354,667	(1,286)	353,381
Issue of shares for cash pursuant to the exercise of agents options – at $0.10	200,000	20,000	-	20,000
Issue of shares for cash pursuant to a private placement – at $0.15	2,150,000	322,500	-	322,500
Less: share issue costs	-	(12,100)	-	(12,100)
Issue of shares for mineral property Acquisition – at $0.20	900,000	180,000	-	180,000
Net loss for the year ended December 31, 1998	-	-	(52,791)	(52,791)
Balance, December 31, 1998	9,250,000	865,067	(54,077)	810,990
Issue of shares for cash pursuant to the exercise of stock options – at $0.10	600,000	60,000	-	60,000
Issue of shares as per share purchase agreement	60,000	1	-	1
Net loss for the year ended December 31, 1999	-	-	(433,137)	(433,137)
Balance, December 31, 1999	9,910,000	$ 925,068	$ (487,214)	$ 437,854
Net loss for the year ended March 31, 2000	-	-	(53,483)	(53,483)
Balance, March 31, 2000	9,910,000	$ 925,068	$ (540,697)	$ 479,088

SEE ACCOMPANYING NOTES

CAMFLO RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at March 31, 2000 and 1999
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 1   Nature and Continuance of Operations

The company is in the exploration stage and is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain the necessary financing to develop the properties, and upon future profitable production or proceeds from the sale thereof. The company's shares are publicly traded on the Canadian Venture Exchange.

There is substantial doubt of the ability of the company to continue as a going concern. The company has accumulated losses of $540,697 since incorporation. Its ability to continue as a going concern is dependent upon the ability of the company to generate profitable operations in the future, abandoning mineral properties with excessive obligations and/or obtaining the necessary additional financing required to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2   Summary of Significant Accounting Policies

The consolidated financial statements of the company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Organization
The company was incorporated under the Business Corporation Act of Alberta on March 21, 1997 and was classified as a Junior Capital Pool Corporation as defined in the Alberta Securities Commission Policy 4.11. Effective July 20, 1998, upon approval of the Alberta Stock Exchange, the company is no longer considered a Junior Capital Pool Corporation.

Principles of Consolidation
These consolidated financial statements include the accounts of Camflo Resources Ltd. and its wholly-owned subsidiary eteeoff.com Inc. ("eteeoff") The Company accounts for its investment in eteeoff by using the purchase method of accounting. All significant inter-company transactions and balances have been eliminated on consolidation.

Exchange Act Guide 7

The Securities and Exchange Commission's Exchange Act Guide 7 "Description of property by issuers engaged or to be engaged in significant mining operations" requires that mining companies in the exploration stage should not refer to themselves as development stage companies in the financial statements, even though such companies should comply with Financial Accounting Standard Board Statement No. 7, if applicable. Accordingly, the company has not been referred to as being a development stage company.

Note 2   Summary of Significant Accounting Policies – (cont'd)

Mineral Properties

The acquisition of mineral properties is initially recorded at cost. Direct exploration and developments costs are deferred. When production is attained, these costs will be amortized using the unit-of-production method based on estimated reserves. Costs relating to properties abandoned are written-off when the decision to abandon a site is made, or earlier if a determination is made that the property does not have economically recoverable reserves. On a quarterly basis, senior management reviews the carrying values of mineral properties and deferred exploration costs with a view to assess whether there has been any impairment in value. There have been no events or changes in circumstances to indicate that the carrying of the mineral property should be reassessed. In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written-down or written off as appropriate.

Capital Assets and Amortization

Capital assets are recorded at historical cost. Amortization is calculated at the following rates:

Office equipment	- 20% declining balance
Computer equipment	- 30% declining balance

Capital assets not put into use during the year are not amortized.

Website Development Costs

Website development costs are expensed as incurred. The cost of the deferred website development costs acquired in respect to the acquisition of eteeoff have been written-off during the year ended December 31, 1999.

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the company's commitments to plan of action based on the then known facts.

Foreign Currency Translation

Transactions denominated in foreign currencies are translated into Canadian dollars equivalents based at the exchange rate in effect at the time of the transaction. Foreign currency transactions are represented by cash deposits in US currency. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollar equivalents based on the year-end exchange rate. Exchange gains and losses are included in the determination of income.

Loss Per Share

Loss per share has been calculated upon the weighted average number of shares outstanding during the period.

Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, accounts payable and due to related parties approximate fair value because of the short maturity of those instruments.

Note 3 Mineral Properties

Acquisition Costs	Acquisition Consideration	1999	1998
Montbray Property	Cash	$ 25,000	$ 25,000
	Shares	180,000	180,000
		205,000	205,000
Deferred Exploration Costs			
Montbray Property			
Administration overhead		$ 62,648	$ 39,320
Drilling, assaying and reports		93,455	102,722
Financing costs		19,997	19,997
Survey		27,492	27,492
Travel		9,675	8,675
		212,267	197,984
		$ 417,267	$ 402,984

Montbray Property

The company entered into an assignment agreement dated January 28, 1998 and subsequently amended on May 1, 2000, whereby the company was granted an option to earn a 51% interest in 151 mining claims located in the Val d'Or region of Quebec. To earn a 51% interest the company must incur the following work commitments over a four-year period:

i) A minimum of $100,000 of qualifying expenditures on or before April 14, 1998 (incurred); and

ii) A cumulative minimum of $400,000 of qualifying expenditures on or before April 14, 2001.

In addition, the company may earn an additional 25% interest by incurring an additional $500,000 of qualifying expenditures during the four year period.
This agreement is subject to a prior right granted to the original property owner to acquire a 50% interest in the property through the financing of a $10,000,000 underground exploration program and by completing a feasibility study.

To enter into the assignment agreement the company paid $25,000 and issued 900,000 common shares at a price of $0.20.

Note 4 Capital Assets

	Cost	Accumulated Amortization	Net Carrying Value 1999	1999
Computer equipment	$ -	$ -	$ -	$ -
Office equipment	5,250	675	4,575	-
	$ 5,350	$ 675	$ 4,575	$ -

Note 5 Business Acquisition

By an agreement dated May 6, 1999, the company acquired 100% of the issued share capital of eteeoff, a Canadian company that is embarking to develop a comprehensive golf site on the internet which will provide users with a universal tee-off system. As consideration, the company is required to pay the following:

a) $10,000 in cash, (paid)
b) Issuance of 160,000 common shares of the company as follows:

   i) 60,000 common shares within 14 days of the signing of the agreement (issued)

   ii) two further payments of 50,000 common shares on each anniversary date

The company is also required to pay a royalty of 1.5% of future revenues generated through all activities of eteeoff.

The purchase method was used to account for this acquisition as follows:

Current assets	$	321
Incorporation costs		1,733
		2,054
Current liabilities		43,471
Net asset deficiency		(41,417)
Deferred website development costs		51,418
Net assets acquired at fair value	$	10,001
Total consideration		
Cash	$	10,000
Common shares		1
	$	10,001

During the year ended December 31, 1999, the company abandoned the development of the golf site on the internet and consequently has written-off deferred website development costs of $51,418.

Note 6 Related Party Transactions

The company has incurred the following expenses with directors and a private company controlled by directors of the company:

	March 31, 2000	December 31, 1999
Deferred exploration expenditures	$ -	$ 24,300
Management fees	30,000	67,000
Office and miscellaneous	750	600
Office rent	2,250	5,900
Professional fees	2,500	2,800
Website development costs	-	48,200
	$ 35,500	$ 148,800

Due to related parties at March 31, 2000 of $72,500 consist of amounts owing to directors of the company, are unsecured, non-interest bearing and have no specific terms for repayment.

Accounts payable as at March 31, 2000 include $7,131 payable to a director of the company.

Note 7   Share Capital

    i)   Authorized:

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

    ii)   Escrow Shares:

Under the requirements of Alberta Securities Commission, 4,000,000 common shares are held in escrow. The escrowed shares will be released upon written consent of the Alberta Securities Commission, one third on the first, second and third anniversaries of the completion of the company's major transaction. The company completed its major transaction on July 20, 1998.

    iii)   Commitments:

    a)   Share Purchase Options:

At March 31, 2000, the following director and officer share purchase options were outstanding entitling the holders thereof to purchase one common share for each option held:

Number	Exercise Price	Expiry
300,000	$0.1575	July 23, 2003
450,000	$0.51	May 6, 2004
164,000	$0.60	September 20, 2004
914,000		

    b)   Share Purchase Warrants:

At March 31, 2000, there were 2,150,000 share purchase warrants outstanding entitling the holders thereof to purchase one common share at $0.22 for each warrant held. These warrants expire on June 8, 2000.

    c)   Business Acquisition – Note 5

Note 8   Corporation Income Tax Carryforwards

At December 31, 1999, the company has accumulated a non-capital loss of $414,471 which may be deducted against future years' taxable income expiring in 2006.

At December 31, 1999, the company has accumulated Canadian development expenses of $205,000 which may be deducted against future years' taxable income at various rates per year.

At December 31, 1999, the company has accumulated Canadian exploration expenses of $274,569, which may be deducted against future years' taxable income.

The potential tax benefit of these losses and expenses, if any, has not been recorded in the financial statements.

Note 9   Uncertainty Due to the Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the company, including those related to customers, suppliers or other third parties, have been fully resolved.

Note 10   Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement. During the years ended March 31, 2000 and 1999, the following transactions were excluded from the statements of cash flows:

a)   Pursuant to an assignment agreement dated January 28, 1998, the company issued 900,000 shares at a price of $0.20 per share for total proceeds of $180,000. These shares were used to acquire mineral properties located in the Val d'Or region of Quebec.

b)   Pursuant to the eteeoff share purchase agreement dated May 6, 1999, the company issued 60,000 shares and is required to issue an additional 100,000 shares at a total deemed price of $1.

Note 11   Differences Between Canadian and United States Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

The company's accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

a)   Mineral Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada ("Canadian GAAP") exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the US ("US GAAP") exploration costs must be expensed as incurred. Therefore an additional exploration expense is required under US GAAP.

Under Canadian GAAP, mineral properties are recorded at cost. Where the reserves are insufficient to cover the carrying value of the mineral property, the carrying value will be written-down or written-off as appropriate. Under US GAAP, a write-down to fair value is required. Accordingly, no adjustment is required on the mineral property for US GAAP purposes.

b)   Mineral Property Assignment Agreement

Under Canadian GAAP, the value of the assignment agreement is not expensed rateably over the life of the assignment agreement. Under US GAAP, the value of the assignment agreement to acquire the mineral property is expensed rateably over the life of the agreement. Therefore an expense of $12,800 (1999: $51,250; 1998: 57,820) is required under US GAAP.

c)   Loss Per Share

Under Canadian GAAP basic loss per share is calculated using the weighted average number of shares outstanding during the year. Fully diluted loss per share assumes that the outstanding warrants at the end of the year has been exercised at the beginning of the year.

Under US GAAP, the computation of basic loss per share considers the weighted average number of shares outstanding during the year. Diluted loss per share reflects the potential dilution that will occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

The 4,000,000 common shares currently escrowed have been excluded for reporting loss per share on a US GAAP basis.

Note 11   Differences Between Canadian and United States Accounting Principles

d) Deferred Tax Assets

The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("SFAS 109"). SFAS 109 requires the use of the asset and liability method of accounting for income taxes, whereas the deferral method of accounting for income taxes is used under the Canadian basis. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The following table summarizes the significant components of the company's deferred tax assets:

	Total
Deferred Tax Assets	
Non-capital loss	$ 414,471
Canadian Development and Exploration expenses	479,569
	$ 894,040
Total deferred tax asset	$ 447,020
Valuation allowance for deferred tax asset	(447,020)
	$ -

The amount taken into income as a deferred tax asset must reflect that portion of the income tax loss and exploration expenses which are likely to be realized from future operations. Considering the company's cumulative losses in recent years, the company has chosen to provide an allowance of 100% against all available income tax loss carryforwards and exploration expenses, regardless of their terms of expiry.

e)   Accounting for Stock-based Compensation

Statement of Financial Accounting Standards No. 123 "Accounting for Stock-based Compensation" ("SFAS-123") requires that stock-based compensation be accounted for based on a fair value methodology, although it allows an entity to elect to continue measuring stock-based compensation costs using the intrinsic value based methods of accounting proscribed by APB Option No. 25. The company measures stock-based compensation costs using the intrinsic value based method. Under the intrinsic value based method, stock option compensation is the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. As at December 31, 1999, the stock-based compensation expense totalled $43,400 (1998: $6,750).

The impact of the above on the financial statements is as follows:

	March 31, 2000	December 31, 1999	December 31, 1998
Net loss for the period per Canadian GAAP	$ (53,483)	$ (433,137)	$ (52,791)
Deferred exploration costs	-	(14,283)	(197,984)
Mineral property assignment agreement expense	(12,800)	(51,250)	(57,820)
Stock-based compensation expense	-	(43,400)	(6,750)
Net loss per US GAAP	$ (66,283)	$ (542,070)	$ (315,345)
Basic loss per share US GAAP	$ (0.01)	$ (0.09)	$ (0.09)
Total assets per Canadian GAAP	$ 479,088	$ 501,278	$ 918,279
Deferred exploration costs	(212,267)	(212,267)	(197,984)
Mineral property assignment agreement expense	(121,870)	(109,070)	(57,820)
Total Assets per US GAAP	$ 144,951	$ 179,941	$ 662,475
Shareholders' Equity			
Deficit end of year per Canadian GAAP	$ (540,697)	$ (487,214)	$ (54,077)
Deferred exploration costs	(212,267)	(212,267)	(197,984)
Mineral property assignment agreement expense	(121,870)	(109,070)	(57,820)
Stock-based compensation expense	(50,150)	(50,150)	(6,750)
Total Deficit US GAAP	$ (924,984)	$ (858,701)	$ (316,631)

Note 11   Differences Between Canadian and United States Accounting Principles – (cont'd)

Shareholders' Equity reconciliation per US GAAP:

Deficit per Canadian GAAP March 21, 1997	$ -
Add: 1997 Operating loss	1,286
Deficit per US GAAP December 31, 1997	$ 1,286
Add: 1998 Operating loss	52,791
Add: 1998 Deferred exploration costs	197,984
Add: 1998 Mineral property assignment agreement expense	57,820
Add: 1998 Stock-based compensation expense	6,750
Deficit per US GAAP December 31, 1998	$ 316,631
Add: 1999 Operating loss	433,137
Add: 1999 Deferred exploration costs	14,283
Add: 1999 Stock-based compensation expense	43,400
Add: 1999 Mineral property assignment agreement expense	51,250
Deficit per US GAAP December 31, 1999	$ 858,701
Add: 2000 Operating loss	53,483
Add: 2000 Stock-based compensation expense	12,800
Deficit per US GAAP March 31, 2000	$ 924,984

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2000
and the period March 21, 1997 (Date of Incorporation) to March 31, 2000
(Stated in Canadian Dollars)

	(3 months) March 31, 2000	March 21, 1997 (Date of Incorporation) to March 31, 2000
Operations		
Net loss for the period	$ (53,483)	$ (752,964)
Changes in non-cash working capital items:		
Amortization	150	675
Incorporation costs	-	2,363
Loss on write-off of capital asset	-	4,581
Gain on write-off of accounts payable	-	(23,850)
Write-off of deferred website development costs	-	51,418
	(53,333)	(717,777)
Changes in non-cash working capital items:		
Accounts receivable	933	(13,808)
Prepaid expenses	5,000	-
Accounts payable	(13,207)	2,596
Due to related parties	44,500	72,500
	(16,107)	(745,067)
Financing Activity		
Shares issued for cash	-	745,067
Investing Activities		
Incorporation costs	-	(630)
Mineral property acquisition costs	-	(25,000)
Acquisition of eteeoff.com Inc.	-	(10,000)
Acquisition of capital assets	-	(16,081)
Proceeds from sale of computer	6,250	6,250
	6,250	(45,461)
Increase in cash during the period	(9,857)	43,117
Cash, beginning of year	52,974	-
Cash, end of period	$ 43,117	$ 43,117

CAMFLO RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

June 30, 2000 and 1999

(Stated in Canadian Dollars)

CAMFLO RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
June 30, 2000 and 1999
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

	June 30, 2000	June 30, 1999	December 31, 1999
ASSETS			
Current			
Cash	$31,218	$362,203	$52,974
Accounts receivable	9,206	4,998	15,062
Prepaid expenses	-	-	5,000
	40,424	385,246	73,036
Mineral properties – Note 3 and 6	417,267	424,442	417,267
Capital assets, at cost – Note 4	4,575	-	10,975
Internet design and development	-	34,269	-
Incorporation costs	-	630	-
	$462,266	$824,310	$501,278
LIABILITIES			
Current			
Accounts payable – Note 6	$15,779	$14,160	$35,424
Due to related parties – Note 6	108,000	-	28,000
	123,779	14,160	63,424
SHAREHOLDERS' EQUITY			
Share capital – Note 7	925,068	918,067	925,068
Deficit accumulated during the exploration stage	(586,581)	(107,917)	(487,214)
	338,487	810,150	437,854
	$462,266	$824,310	$501,278

Nature and Continuance of Operations - Note 1
Commitments – Note 3, 5, and 7

APPROVED BY THE DIRECTORS:

_____, Director   _____, Director
            Alan Crawford   Ickbal Boga

SEE ACCOMPANYING NOTES

CAMFLO RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
for the Six Months ended June 30, 2000 and 1999
and the period March 21, 1997 (Date of Incorporation) to June 30, 2000
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

	(6 Months) June 30, 2000	(6 Months) June 30, 1999	March 21, 1997 (Date of Incorporation) to June 30, 2000
Revenue			
Interest	$753	$6,413	$37,744
Expenses			
Amortization	150	-	675
Filing and transfer agent fees	5,646	4,988	33,421
Management fee – Note 6	60,000	15,000	139,500
Office and miscellaneous – Note 6	5,965	22,655	39,045
Office rent – Note 6	4,526	8,900	41,605
Professional fees – Note 6	10,047	5,710	60,902
Promotion and marketing	9,000	-	116,596
Telephone	539	-	9,495
Travel and promotion	-	-	7,761
Website development costs – Note 6	4,246	-	134,951
	100,120	60,253	583,951
Loss before other items	99,367	53,840	546,207
Other items			
Mineral property write-off	-	-	8,225
Loss on write-off of capital asset	-	-	4,581
Gain on settlement of accounts payable	-	-	(23,850)
Write-off deferred website development costs	-	-	51,418
Net loss for the period	99,367	53,840	586,581
Deficit, beginning of period	487,214	54,077	-
Deficit, end of period	$586,581	$107,917	$586,581
Loss per share	$0.01	$0.01	

SEE ACCOMPANYING NOTES

CAMFLO RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the Six Months ended June 30, 2000 and 1999
and the period March 21, 1997 (Date of Incorporation) to June 30, 2000
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

	(6 Months) June 30, 2000	(6 Months) June 30, 1999	March 21, 1997 (Date of Incorporation) to June 30, 2000
Operating Activities			
Net loss for the period	$(99,367)	$(53,840)	$(586,581)
Add (deduct) items not requiring cash:			
Amortization	150	-	675
Incorporation costs	-	-	2,363
Loss on write-off of capital assets	-	-	4,581
Gain on settlement of accounts payable	-	-	(23,580)
Write-off of website development costs	-	-	51,418
	(99,217)	(53,840)	(551,394)
Changes in non-cash working capital items:			
Accounts receivable	5,856	10,293	(8,885)
Prepaid expenses	5,000	-	-
Accounts payable	(19,645)	(84,129)	(3,842)
Due to related parties	80,000	(9,000)	108,000
	(28,006)	(136,676)	(456,121)
Financing Activity			
Shares issued for cash	-	53,500	745,067
Investing Activities			
Incorporation costs	-	-	(630)
Mineral property acquisition costs	-	-	(25,000)
Deferred exploration expenditures	-	(21,458)	(212,267)
Acquisition of capital assets	-	-	(16,081)
Acquisition of Eteeoff.com Ltd.	-	-	(10,000)
Internet design and development	-	(34,269)	-
Proceeds from sale of computer	6,250	-	6,250
	6,250	(55,727)	(257,728)
Increase (decrease) in cash during the period	(21,756)	(139,403)	31,218
Cash, beginning of period	52,974	501,606	-
Cash, end of period	$31,218	$362,203	$31,218

Non-cash Transactions – Note 10

SEE ACCOMPANYING NOTES

CAMFLO RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY
for the Six Months ended June 30, 2000 and 1999
and the period March 21, 1997 (Date of Incorporation) to June 30, 2000
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

	Common Stock Issued Shares	Amount	Deficit Accumulated During the Exploration Stage	Total
Cumulative total at March 21, 1997	$ -	$ -	$ -	$ -
Issue of shares for cash pursuant to the escrow agreement – at $0.05	4,000,000	200,000	-	200,000
Issue of shares for ach pursuant to the initial public offering – at $0.10	2,000,000	200,000	-	200,000
Less: share issue costs	-	(45,333)	-	(45,333)
Net loss for the period ended December 31, 1997	-	-	(1,286)	(1,286)
Balance, December 31, 1997	6,000,000	354,667	(1,286)	353,381
Issue of shares for cash pursuant to the exercise of agents options -at $0.10	200,000	20,000	-	20,000
Issue of shares for cash pursuant to a private placement - at $0.15	2,150,000	322,500	-	322,500
Less: share issue costs	-	(12,100)	-	(12,100)
Issue of shares for mineral property acquisition - at $0.20	900,000	180,000	-	180,000
Net loss for the year ended December 31, 1998	-	-	(52,791)	(52,791)
Balance, December 31, 1998	9,250,000	865,067	(54,077)	810,990
Issue of shares for cash pursuant to the exercise of stock options - at $0.10	600,000	60,000	-	60,000
Issue of shares as per share purchase agreement	60,000	1	-	1
Net loss for the year ended December 31, 1999	-	-	(433,137)	(433,137)
Balance, December 31, 1999	$9,910,000	$925,068	$(487,214)	$437,854
Net loss for the period ended June 30, 2000	-	-	(99,367)	(99,367)
Balance, June 30, 2000	$9,910,000	$925,068	$(586,581)	$479,088

SEE ACCOMPANING NOTES

CAMFLO RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2000 and 1999
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 1   Nature and Continuance of Operations

The company is in the exploration stage and is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain the necessary financing to develop the properties, and upon future profitable production or proceeds for the sale thereof. The company's shares are publicly traded on the Canadian venture Exchange.

Note 2   Summaries of Significant Accounting Policies

The consolidated financial statements of the company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment. Actual results may differ from these estimates.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality, and within the framework of the significant accounting policies summarized below:

Organization

The company was incorporated under the Business Corporation Act of Alberta on March 21, 1997 and was classified as a Junior Capital Pool Corporation as defined in the Alberta Securities Commission Policy 4.11. Effective July 20, 1998, upon approval of the Alberta Stock Exchange, the company is no longer considered a Junior Capital Pool Corporation.

Principles of Consolidation

These consolidated financial statements include the account of Camflo Resources Ltd. and its wholly-owned subsidiary etteeoff.com inc. ("eteeoff") The Company accounts for its investment in eteeoff by using the purchase method of accounting. All significant inter-company transactions and balances have been eliminated on consolidation.

Exchange Act Guide 7

The Securities and Exchange Commission's Exchange Act Guide 7 "Description of property by issuers engaged or to be engaged in significant mining operations" requires that mining companies in the exploration stage should not refer to themselves as development stage companies in the financial statements, even though such companies should comply with Financial Accounting Standard Board Statement No. 7, if applicable. Accordingly, the company has not been referred to as being a development stage company.

Camflo Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
As at June 30, 2000 and 1999 – Page 2
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 2   Summary of Significant Accounting Policies – Cont'd)

Mineral Properties

The acquisition of mineral properties is initially recorded at cost. Direct exploration and developments costs are deferred. When production is attained, these costs will be amortized using the unit-of-production method based on estimated reserves. Costs relating to properties abandoned are written-off when the decision to abandon a site is made, or earlier if a determination is made that the property does not have economically recoverable reserves. On a quarterly basis, senior management reviews the carrying values of mineral properties and deferred exploration costs with a view to assess whether there has been any impairment in value. There have been no events or changes in circumstances to indicate that the carrying of the mineral property should be reassessed. In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written-down or written off as appropriate.

Capital Assets and Amortization

Capital assets are recorded at historical cost. Amortization is calculated at the following rates:

Office equipment	-20% declining balance
Computer equipment	-30% declining balance

Capital assets not put into use during the year are not amortized.

Website Development Costs

Website development costs are expensed as incurred. The cost of the deferred website development costs acquired in respect to the acquisition of eteeoff have been written-off during the year ended December 31, 1999.

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generations, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimate. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the company's commitments to plan of action based on the then known facts.

Foreign Currency Translation

Transactions denominated in foreign currencies are translated into Canadian dollars equivalents based at the exchange rate in effect at the time of the transaction. Foreign currency transactions are represented by cash deposits in US currency. Monetary assts and liabilities denominated in foreign currencies are translated into Canadian dollar equivalents based on the year-end exchange rate. Exchange gains and losses are included in the determination of income.

Loss Per Share

Loss per share has been calculated upon the weighted average number of shares outstanding during the period.

Camflo Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
As at June 30, 2000 and 1999 – Page 3
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 2   Summary of Significant Accounting Policies – (cont'd)

Fair Value of Financial Instruments

The carrying value of cash, accounts receivable, accounts payable and due to related parties approximate fair value because of the short maturity of those instruments.

Note 3   Mineral Properties

Acquisition Costs	Acquisition Consideration	1999	1998
Montbray Property	Cash	$25,000	$25,000
	Shares	180,000	180,000
		205,000	205,000
Deferred Exploration Costs			
Montbray Property			
Administration overhead		$62,648	$39,320
Drilling, assaying and reports		93,455	102,722
Financing costs		19,997	19,997
Survey		27,492	27,492
Travel		9,675	8,675
		212,267	197,984
		$417,267	$402,984

Montbray Property

The company entered into an assignment agreement dated January 28, 1998 and subsequently amended on May 1, 2000, whereby the company was granted an option to earn a 51% interest in 151 mining claims located in the Val d'Or region of Quebec. To earn a 51% interest the company must incur the following work commitment over a four-year period:

i)   A minimum of $100,000 of qualifying expenditures on or before April 14, 1998 (incurred); and

ii)   A cumulative minimum of $400,000 of qualifying expenditures on or before April 14, 2001.

In addition, the company may earn an additional 25% interest by incurring an additional $500,000 of qualifying expenditures during the four year period.

This agreement is subject to a prior right granted to the original property owner to acquire a 50% interest in the property through the financing of a $10,000,000 underground exploration program and by completing a feasibility study.

To enter into the assignment agreement the company paid $25,000 and issued 900,000 common shares at a price of $0.20.

Camflo Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
As at June 30, 2000 and 1999 – Page 4
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 4   Capital Assets

	Cost	Accumulated Amortization	Net Carrying Value 1999	1999
Computer equipment	$ -	$ -	$ -	$ -
Office equipment	5,250	675	4,575	-
	$ 5,350	$ 675	$ 4,575	$ -

Note 5   Business Acquisition

By an agreement dated May 6, 1999, the company acquired 100% of the issued share capital of eteeoff, a Canadian company that is embarking to develop a comprehensive gold site on the internet which will provide users with a universal tee-off system. As consideration, the company is required to pay the following:

a) $10,000 in cash, (paid)

b)   Issuance of 160,000 common shares of the company as follows:
         i)   60,000 common shares within 14 days of the signing of the agreement (issued)
         ii)   two further payments of 50,000 common shares on each anniversary date

The company is also required to pay a royalty of 1.5% of future revenues generated through all activities of eteeoff.

The purchase method was used to account for this acquisition as follows:

Current assets	$321
Incorporation costs	1,733
	2,054
Current liabilities	43,471
Net asset deficiency	(41,417)
Deferred website development costs	51,418
Net assets acquired at fair value	$10,001
Total consideration	
Cash	$10,000
Common shares	1
	$10,001

During the year ended December 31, 1999, the company abandoned the development of the golf site on the internet and consequently has written-off deferred website development costs of $51,418.

Camflo Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
As at June 30, 2000 and 1999 – Page 5
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 6   Related Party Transactions

The company has incurred the following expenses with directors and a private company controlled by directors of the company:

	June 30, 2000	December 31, 1999
Deferred exploration expenditures	$-	$24,300
Management fees	60,000	67,000
Office and miscellaneous	1,500	600
Office rent	4,500	5,900
Professional fees	5,000	2,800
Website development costs	-	48,200
	$71,000	$148,800

Due to related parties at June 30, 2000 of $108,000 consist of amounts owing to directors of the company, are unsecured, non-interest bearing and have no specific terms for repayment.

Accounts payable as at June 30, 2000 include $27 payable to two directors of the company.

Note 7   Share Capital

i)   Authorized:
Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

ii)   Escrow Shares:

Under the requirements of Alberta Securities Commission, 4,000,000 common shares were held in escrow and would be released upon consent of the Alberta Securities Commission, one third on the first, second and third anniversaries of the completion of the company's major transaction. The company completed its major transaction on July 20, 1998.

iii)   Commitments:

a)   Share Purchase Options:

At June 30, 2000, the following director and officer share purchase options were outstanding entitling the holders thereof to purchase one common share for each option held:

Number	Exercise Price	Expiry
300,000	$0.1575	July 23, 2003
450,000	$0.51	May 6, 2004
164,000	$0.60	September 20, 2004
914,000		

Camflo Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
As at June 30, 2000 and 1999 – Page 6
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 7   Share Capital – (cont'd)

        b)   Share Purchase Warrants:
                As at June 30, 2000, there were no share purchase warrants outstanding.

        c)   Business Acquisition - Note 5

Note 8   Corporation Income Tax Carryforwards

At December 31, 1999, the company has accumulated a non-capital loss of $414,471 which may be deducted against future years' taxable income expiring in 2006.

At December 31, 1999, the company has accumulated Canadian development expenses of $205,000 which may be deducted against future years' taxable income at various rates per year.

At December 31, 1999, the company has accumulated Canadian exploration expenses of $274,569, which may be deducted against future year's taxable income.

The potential tax benefit of these losses and expenses, if any, has not been recorded in the financial statements.

Note 9   Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement. During the Six Months ended June 30, 2000 and 1999, the following transactions were excluded from the statements of cash flow:

a)   Pursuant to an assignment agreement dated January 28, 1998, the company issued 900,000 shares at a price of $0.20 per share for total proceeds of $180,000. These shares were used to acquire mineral properties located in the Val d'Or region of Quebec.

        b)   Pursuant to the eteeoff share purchase agreement dated May 6, 1999, the company issued 60,000
                shares and issued an additional 100,000 shares at a total deemed price of $1.

Camflo Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
As at June 30, 2000 and 1999 – Page 7
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 10   Differences Between Canadian and United States Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

The company's accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

a)   Mineral Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada ("Canadian GAAP") exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the US ("US GAAP") exploration costs must be expensed as incurred. Therefore an additional exploration expense is required under US GAAP.

Under Canadian GAAP, mineral properties are recorded at cost. Where the reserves are insufficient to cover the carrying value of the mineral property, the carrying value will be written-down or written-off as appropriate. Under US GAAP, a write-down to fair value is required. Accordingly, no adjustment is required on the mineral property of US GAAP purposes.

b)   Mineral Property assignment Agreement

Under Canadian GAAP, the value of the assignment agreement is not expensed rateably over the life of the assignment agreement. Under US GAAP, the value of the assignment agreement to acquire the mineral property is expensed rateably over the life of the agreement. Therefore an expense of $25,600 (1999: $51,250; 1998: $57,820) is required under US GAAP.

c)   Loss Per Share

Under Canadian GAAP basic loss per share is calculated using the weighted average number of shares outstanding during the year. Fully diluted loss per share assumes that the outstanding warrants at the end of the year has been exercised at the beginning of the year.

Under US GAAP, the computation of basic loss per share considers the weighted average number of shares outstanding during the year. Diluted loss per share reflects the potential dilution that will occur if securities of other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shares in the earnings of the entity.

The 4,000,000 common shares currently escrowed have been excluded for reporting loss per share on US GAAP basis.

Camflo Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
As at June 30, 2000 and 1999 – Page 8
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 10   Differences between Canadian and Untied States Accounting Principles – (cont'd)

d)   Deferred Tax Assets

The Financial Accounting Standards Board issued Statement number 109 in Accounting for Income Taxes ("SFAS 109"). SFAS 109 requires the use of the asset and liability method of accounting for income taxes, whereas the deferral method of accounting for income taxes is used under the Canadian basis. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be recovered or settled.

The following table summarizes the significant components of the company's deferred tax assets:

	Total
Deferred Tax Assets	
Non-capital loss	$ 414,471
Canadian Development and Exploration expenses	479,569
	$ 894,040
Total deferred tax asset	$ 447,020
Valuation allowance for deferred tax asset	(447,020)
	$ -

The amount taken into income as a deferred tax asset must reflect that portion of the income tax loss and exploration expenses which are likely to be realized from future operations. Considering the company's cumulative losses in recent years, the company has chosen to provide an allowance of 100% against all available income tax loss carryforwards and exploration expenses, regardless of their terms of expiry.

e)   Accounting for Stock-based Compensation

Statement of Financial Accounting Standards No. 123 "Accounting for Stock-based Compensation" ("SFAS-123") requires that stock-based compensation be accounted for based on a fair value methodology, although it allows an entity to elect to continue measuring stock-based compensation costs using the intrinsic value based methods of accounting proscribed by APB Option No. 25. The company measures stock-based compensation costs using the intrinsic value based method. Under the intrinsic value based method, stock option compensation is the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. As at December 31, 1999, the stock-based compensation expense totaled $43,400 (1998: $6,750).

Camflo Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
As at June 30, 2000 and 1999 – Page 9
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 10   Differences Between Canadian and United States Accounting Principles – (cont'd)

The impact of the above on the financial statements is as follows:

	June 30, 2000	December 31, 1999	December 31, 1998
Net loss for the period per Canadian GAAP	$(99,367)	$(433,137)	$(52,791)
Deferred exploration costs	-	(14,283)	(197,984)
Mineral property assignment agreement	(25,600)	(51,250)	(57,820)
Stock-based compensation expense	-	(43,400)	(6,750)
Net loss per US GAAP	$(124,967)	$(542,070)	$(315,345)
Basic loss per share US GAAP	$(0.01)	$(0.09)	$(0.09)
Total assets per Canadian GAAP	$462,266	$501,278	$918,279
Deferred exploration costs	(212,267)	(212,267)	(197,984)
Mineral property assignment agreement expense	(134,670)	(109,070)	(57,820)
Total Assets per US GAAP	$144,951	$179,941	$662,475
Shareholders' Equity			
Deficit end of year per Canadian GAAP	$(586,581)	$(487,214)	$(54,077)
Deferred exploration costs	(212,267)	(212,267)	(197,984)
Mineral property assignment agreement expense	(134,670)	(109,070)	(57,820)
Stock-based compensation expense	(50,150)	(50,150)	(6,750)
Total Deficit US GAAP	$(983,668)	$(858,701)	$(316,631)

Camflo Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
As at June 30, 2000 and 1999 – Page 10
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 10 Differences Between Canadian and United States Accounting Principles – (cont'd)

Shareholders' Equity reconciliation per US GAAP:

Deficit per Canadian GAAP March 21, 1997	$ -
Add: 1997 Operating loss	1,286
Deficit per US GAAP December 31, 1997	$ 1,286
Add: 1998 Operating loss	52,791
Add: 1998 Deferred exploration costs	197,984
Add: 1998 Mineral property assignment agreement expense	57,820
Add: 1998 Stock-based compensation expense	6,750
Deficit per US GAAP December 31, 1998	$ 316,631
Add: 1999 Operating loss	433,137
Add: 1999 Deferred exploration costs	14,283
Add: 1999 Stock-based compensation expense	43,400
	51,250
Deficit per US GAAP December 31, 1999	$ 858,701
Add: 2000 Operating loss	99,367
Add: 2000 Mineral property assignment agreement expense	25,600
Deficit per US GAAP September 31, 2000	$ 983,668

Camflo Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
As at June 30, 2000 and 1999 – Page 11
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 10   Differences Between Canadian and United States Accounting Principles – (cont'd)

	(6 months) June 30, 2000	March 21, 1997 (Date of Incorporation) to June 30, 2000
Operations		
Net loss for the period	$ (99,367)	$ (798,848)
Changes in non-cash working capital items:		
Amortization	150	675
Incorporation costs	-	2,363
Loss on write-off of capital asset	-	4,581
Gain on write-off of capital asset	-	(23,850)
Write-off of deferred website development costs	-	51,418
	(599,217)	(763,661)
Changes in non-cash working capital items:		
Accounts receivable	5,856	(8,885)
Prepaid expenses	5,000	-
Accounts payable	19,645	(3,842)
Due to related parties	80,000	108,000
	(28,006)	(668,388)
Financing Activity		
Share issued for cash	-	745,067
Investing Activities		
Incorporation costs	-	(630)
Mineral property acquisition costs	-	(25,000)
Acquisition of eteeoff.com Inc.	-	(10,000)
Acquisition of capital assets	-	(16,081)
Proceeds form sale of computer	6,250	6,250
	6,250	(45,461)
Increase in cash during the period	(21,756)	31,218
Cash, beginning of year	52,974	-
Cash, end of period	$ 31,218	$ 31,218

CAMFLO RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMETNS

(Unaudited – Prepared by Management)

September 30, 2000 and 1999

(<u>Stated in Canadian Dollars</u>)

CAMFLO RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
September 30, 2000 and 1999

(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

	September 30, 2000	September 30, 1999	December 31, 1999
ASSETS			
Current			
Cash	$25,088	$165,763	$52,974
Accounts receivable	11,045	56,784	15,062
Prepaid expenses	-	-	5,000
	36,133	222,577	73,036
Mineral properties – Note 3 and 6	417,267	416,595	417,267
Capital assets, at cost – Note 4	4,500	10,831	10,975
Internet design and development	-	-	-
Incorporation costs	-	630	-
	$457,900	$650,253	$501,278
LIABILITIES			
Current			
Accounts payable – Note 6	$36,353	$46,643	$35,424
Due to related parties – Note 6	133,750	-	28,000
	170,103	46,643	63,424
SHAREHOLDERS' EQUITY			
Share capital – Note 7	925,069	918,068	925,068
Deficit accumulated during the exploration stage	(637,272)	(314,457)	(487,214)
	287,797	603,611	437,854
	$457,900	$650,253	$501,278

Nature and Continuance of Operations - Note 1
Commitments – Note 3, 5, and 7

APPROVED BY THE DIRECTORS:

_____, Director   _____, Director
       Alan Crawford   Ickbal Boga

SEE ACCOMPANYING NOTES

CAMFLO RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
for the Six Months ended September 30, 2000 and 1999 and
the period March 21, 1997 (Date of Incorporation) to September 31, 2000
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

	(9 Months) September 30, 2000	(9 Months) September 30, 1999	March 21, 1997 (Date of Incorporation) to September 30, 2000
Revenue			
Interest	$753	$11,223	$37,744
Expenses			
Amortization	225	-	750
Filing and transfer agent fees	8,865	13,850	36,640
Management fee – Note 6	90,000	39,000	169,500
Office and miscellaneous – Note 6	5,667	20,646	38,747
Office rent – Note 6	6,776	16,775	43,855
Professional fees – Note 6	14,135	15,710	64,989
Promotion and marketing	21,996	13,582	129,592
Telephone	1,207	3,226	10,163
Travel and promotion	-	4,994	7,761
Website development costs – Note 6	1,940	135,595	132,645
	150,811	263,378	634,642
Loss before other items	150,058	252,155	596,898
Other items			
Mineral property write-off	-	8,225	8,225
Loss on write-off of capital asset	-	-	4,581
Gain on settlement of accounts payable	-	-	(23,850)
Write-off deferred website development costs	-	-	51,418
Net loss for the period	150,058	260,380	637,272
Deficit, beginning of period	487,214	54,077	-
Deficit, end of period	$637,272	$314,457	$637,272
Loss per share	$0.02	$0.02	

SEE ACCOMPANYING NOTES

CAMFLO RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the Six Months ended September 30, 2000 and 1999 and
the period March 21, 1997 (Date of Incorporation) to September 30, 2000
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

	(9 Months) September 30, 2000	(9 Months) September 30, 1999	March 21, 1997 (Date of Incorporation) to September 30, 2000
Operating Activities			
Net loss for the period	$(150,058)	$(260,380)	$(637,581)
Add (deduct) items not requiring cash:			
Amortization	225	-	675
Incorporation costs	-	-	2,363
Loss on write-off of capital assets	-	-	4,581
Gain on settlement of accounts payable	-	-	(23,850)
Write-off of website development costs	-	-	51,418
	(149,833)	(260,380)	(602,394)
Changes in non-cash working capital items:			
Accounts receivable	4,017	(43,725)	(10,724)
Prepaid expenses	5,000	-	-
Accounts payable	930	(60,646)	16,733
Due to related parties	105,750	-	133,750
	(34,136)	(364,751)	(462,251)
Financing Activity			
Shares issued for cash	-	53,000	745,067
Investing Activities			
Incorporation costs	-	-	(630)
Mineral property acquisition costs	-	-	(25,000)
Deferred exploration expenditures	-	(13,231)	(212,267)
Acquisition of capital assets	-	(10,831)	(16,081)
Acquisition of Eteeoff.com Ltd.	-	-	(10,000)
Internet design and development	-	-	-
Proceeds from sale of computer	6,250	(24,062)	(257,728)
	6,250	-	6,250
Increase (decrease) in cash during the period	(27,886)	(335,813)	25,088
Cash, beginning of period	52,974	501,606	-
Cash, end of period	$25,088	$165,793	$25,088

Non-cash Transactions – Note 10

SEE ACCOMPANYING NOTES

CAMFLO RESOURCES LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY
for the Six Months ended September 30, 2000 and 1999 and
the period March 21, 1997 (Date of Incorporation) to September 30, 2000
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

| | Common Stock | | Deficit Accumulated During the Exploration Stage | Total |
	Issued Shares	Amount		
Cumulative total at March 21, 1997	$ -	$ -	$ -	$ -
Issue of shares for cash pursuant to the escrow agreement – at $0.05	4,000,000	200,000	-	200,000
Issue of shares for ach pursuant to the initial public offering – at $0.10	2,000,000	200,000	-	200,000
Less: share issue costs	-	(45,333)	-	(45,333)
Net loss for the period ended December 31, 1997	-	-	(1,286)	(1,286)
Balance, December 31, 1997	6,000,000	354,667	(1,286)	353,381
Issue of shares for cash pursuant to the exercise of agents options -at $0.10	200,000	20,000	-	20,000
Issue of shares for cash pursuant to a private placement - at $0.15	2,150,000	322,500	-	322,500
Less: share issue costs	-	(12,100)	-	(12,100)
Issue of shares for mineral property acquisition - at $0.20	900,000	180,000	-	180,000
Net loss for the year ended December 31, 1998	-	-	(52,791)	(52,791)
Balance, December 31, 1998	9,250,000	865,067	(54,077)	810,990
Issue of shares for cash pursuant to the exercise of stock options - at $0.10	600,000	60,000	-	60,000
Issue of shares as per share purchase agreement	60,000	1	-	1
Net loss for the year ended December 31, 1999	-	-	(433,137)	(433,137)
Balance, December 31, 1999	$9,910,000	$925,068	$(487,214)	$437,854
Issue of shares as per share purchase agreement	50,000	1	-	1
Net loss for the period ended September 30, 2000	-	-	(105,058)	(105,058)
Balance, September 30, 2000	$9,960,000	$925,069	$(592,272)	$332,797

SEE ACCOMPANING NOTES

CAMFLO RESOURCES LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2000 and 1999
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 1   Nature and Continuance of Operations

The company is in the exploration stage and is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain the necessary financing to develop the properties, and upon future profitable production or proceeds for the sale thereof. The company's shares are publicly traded on the Canadian Venture Exchange.

Note 2   Summaries of Significant Accounting Policies

The consolidated financial statements of the company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment. Actual results may differ from these estimates.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Organization

The company was incorporated under the Business Corporation Act of Alberta on March 21, 1997 and was classified as a Junior Capital Pool Corporation as defined in the Alberta Securities Commission Policy 4.11. Effective July 20, 1998, upon approval of the Alberta Stock Exchange, the company is no longer considered a Junior Capital Pool Corporation.

Principles of Consolidation

These consolidated financial statements include the account of Camflo Resources Ltd. and its wholly-owned subsidiary eteeoff.com Inc. ("eteeoff") The Company accounts for its investment in eteeoff by using the purchase method of accounting. All significant inter-company transactions and balances have been eliminated on consolidation.

Exchange Act Guide 7

The Securities and Exchange Commission's Exchange Act Guide 7 "Description of property by issuers engaged or to be engaged in significant mining operations" requires that mining companies in the exploration stage should not refer to themselves as development stage companies in the financial statements, even though such companies should comply with Financial Accounting Standard Board Statement No. 7, if applicable. Accordingly, the company has not been referred to as being a development stage company.

Camflo Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
As at September 30, 2000 and 1999 – Page 2
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 2   Summary of Significant Accounting Policies – Cont'd)

Mineral Properties

The acquisition of mineral properties is initially recorded at cost. Direct exploration and developments costs are deferred. When production is attained, these costs will be amortized using the unit-of-production method based on estimated reserves. Costs relating to properties abandoned are written-off when the decision to abandon a site is made, or earlier if a determination is made that the property does not have economically recoverable reserves. On a quarterly basis, senior management reviews the carrying values of mineral properties and deferred exploration costs with a view to assess whether there has been any impairment in value. There have been no events or changes in circumstances to indicate that the carrying of the mineral property should be reassessed. In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written-down or written off as appropriate.

Capital Assets and Amortization

Capital assets are recorded at historical cost. Amortization is calculated at the following rates:

Office equipment	-20% declining balance
Computer equipment	-30% declining balance

Capital assets not put into use during the year are not amortized.

Website Development Costs

Website development costs are expensed as incurred. The cost of the deferred website development costs acquired in respect to the acquisition of eteeoff have been written-off during the year ended December 31, 1999 and subsequently.

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generations, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimates. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the company's commitments to plan of action based on the then known facts.

Foreign Currency Translation

Transactions denominated in foreign currencies are translated into Canadian dollars equivalents based at the exchange rate in effect at the time of the transaction. Foreign currency transactions are represented by cash deposits in US currency. Monetary assts and liabilities denominated in foreign currencies are translated into Canadian dollar equivalents based on the year-end exchange rate. Exchange gains and losses are included in the determination of income.

Loss Per Share

Loss per share has been calculated upon the weighted average number of shares outstanding during the period.

Camflo Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
As at September 30, 2000 and 1999 – Page 3
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 2   Summary of Significant Accounting Policies – (cont'd)

              Fair Value of Financial Instruments

              The carrying value of cash, accounts receivable, accounts payable and due to related parties approximate fair value because of the short maturity of those instruments.

Note 3   Mineral Properties

Acquisition Costs	Acquisition Consideration	1999	1998
Montbray Property	Cash	$25,000	$25,000
	Shares	180,000	180,000
		205,000	205,000
Deferred Exploration Costs			
Montbray Property			
Administration overhead		$62,648	$39,320
Drilling, assaying and reports		93,455	102,722
Financing costs		19,997	19,997
Survey		27,492	27,492
Travel		9,675	8,675
		212,267	197,984
		$417,267	$402,984

              Montbray Property

              The company entered into an assignment agreement dated January 28, 1998 and subsequently amended on May 1, 2000, whereby the company was granted an option to earn a 51% interest in 151 mining claims located in the Val d'Or region of Quebec. To earn a 51% interest the company must incur the following work commitment over a four-year period:

              iii)   A minimum of $100,000 of qualifying expenditures on or before April 14, 1998 (incurred); and

              iv)   A cumulative minimum of $400,000 of qualifying expenditures on or before April 14, 2001.

              In addition, the company may earn an additional 25% interest by incurring an additional $500,000 of qualifying expenditures during the four year period.

              This agreement is subject to a prior right granted to the original property owner to acquire a 50% interest in the property through the financing of a $10,000,000 underground exploration program and by completing a feasibility study.

              To enter into the assignment agreement the company paid $25,000 and issued 900,000 common shares at a price of $0.20.

Camflo Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
As at September 30, 2000 and 1999 – Page 4
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 4   Capital Assets

	Cost	Accumulated Amortization	Net Carrying Value 1999	1999
Computer equipment	$ -	$ -	$ -	$ -
Office equipment	5,250	675	4,575	-
	$ 5,350	$ 675	$ 4,575	$ -

Note 5   Business Acquisition

By an agreement dated May 6, 1999, the company acquired 100% of the issued share capital of eteeoff, a Canadian company that is embarking to develop a comprehensive gold site on the internet which will provide users with a universal tee-off system. As consideration, the company is required to pay the following:

a) $10,000 in cash, (paid)

b)   Issuance of 160,000 common shares of the company as follows:
  i)   60,000 common shares within 14 days of the signing of the agreement (issued)
  ii)   two further payments of 50,000 common shares on each anniversary date

The company is also required to pay a royalty of 1.5% of future revenues generated through all activities of eteeoff.

The purchase method was used to account for this acquisition as follows:

Current assets	$321
Incorporation costs	1,733
	2,054
Current liabilities	43,471
Net asset deficiency	(41,417)
Deferred website development costs	51,418
Net assets acquired at fair value	$10,001
Total consideration	
Cash	$10,000
Common shares	1
	$10,001

During the year ended December 31, 1999, the company abandoned the development of the golf site on the internet and consequently has written-off deferred website development costs of $51,418.

Camflo Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
As at September 30, 2000 and 1999 – Page 5
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 6   Related Party Transactions

The company has incurred the following expenses with directors and a private company controlled by directors of the company:

	September 30, 2000	December 31, 1999
Deferred exploration expenditures	$ -	$ 24,300
Management fees	90,000	67,000
Office and miscellaneous	2,250	600
Office rent	6,750	5,900
Professional fees	6,750	2,800
Website development costs	-	48,200
	$ 105,750	$ 148,800

Due to related parties at September 30, 2000 of $88,750 consist of amounts owing to directors of the company, are unsecured, non-interest bearing and have no specific terms for repayment.

Accounts payable as at September 30, 2000 include $23,252 payable to two directors of the company.

Note 7   Share Capital

i)   Authorized:
            Unlimited number of common shares without par value
            Unlimited number of preferred shares without par value

iii)   Escrow Shares:

            Under the requirements of Alberta Securities Commission, 4,000,000 common shares were held in escrow and would be released upon consent of the Alberta Securities Commission, one third on the first (issued), second (issued) and third anniversaries of the completion of the company's major transaction. 1,333,333 common shares are presently held in escrow.

iii)   Commitments:

            b)   Share Purchase Options:

            At September 30, 2000, the following director and officer share purchase options were outstanding entitling the holders thereof to purchase one common share for each option held:

Number	Exercise Price	Expiry
300,000	$0.1575	July 23, 2003
450,000	$0.51	May 6, 2004
164,000	$0.60	September 20, 2004
914,000		

All options ere cancelled in November 2000, and 100,000 options granted at $0.1125

Camflo Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
As at September 30, 2000 and 1999 – Page 6
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 7   Share Capital – (cont'd)

      b)   Share Purchase Warrants:
          As at September 30, 2000, there were no share purchase warrants outstanding.

      c)   Business Acquisition - Note 5

Note 8   Corporation Income Tax Carryforwards

At December 31, 1999, the company has accumulated a non-capital loss of $414,471 which may be deducted against future years' taxable income expiring in 2006.

At December 31, 1999, the company has accumulated Canadian development expenses of $205,000 which may be deducted against future years' taxable income at various rates per year.

At December 31, 1999, the company has accumulated Canadian exploration expenses of $274,569, which may be deducted against future year's taxable income.

The potential tax benefit of these losses and expenses, if any, has not been recorded in the financial statements.

Note 9   Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement. During the Six Months ended September 30, 2000 and 1999, the following transactions were excluded from the statements of cash flow:

      b)   Pursuant to an assignment agreement dated January 28, 1998, the company issued 900,000 shares at a price of $0.20 per share for total proceeds of $180,000. These shares were used to acquire mineral properties located in the Val d'Or region of Quebec.

      b)   Pursuant to the eteeoff share purchase agreement dated May 6, 1999, the company issued 60,000 shares and issued an additional 50,000 shares at a total deemed price of $1 in August 2000.

Camflo Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
As at September 30, 2000 and 1999 – Page 7
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 10   Differences Between Canadian and United States Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

The company's accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

f)   Mineral Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada ("Canadian GAAP") exploration costs may be deferred and amortized to the extent they meet certain criteria. Under accounting principles generally accepted in the US ("US GAAP") exploration costs must be expensed as incurred. Therefore an additional exploration expense is required under US GAAP.

Under Canadian GAAP, mineral properties are recorded at cost. Where the reserves are insufficient to cover the carrying value of the mineral property, the carrying value will be written-down or written-off as appropriate. Under US GAAP, a write-down to fair value is required. Accordingly, no adjustment is required on the mineral property of US GAAP purposes.

g)   Mineral Property assignment Agreement

Under Canadian GAAP, the value of the assignment agreement is not expensed rateably over the life of the assignment agreement. Under US GAAP, the value of the assignment agreement to acquire the mineral property is expensed rateably over the life of the agreement. Therefore an expense of $38,400 (1999: $51,250; 1998: $57,820) is required under US GAAP.

h)   Loss Per Share

Under Canadian GAAP basic loss per share is calculated using the weighted average number of shares outstanding during the year. Fully diluted loss per share assumes that the outstanding warrants at the end of the year has been exercised at the beginning of the year.

Under US GAAP, the computation of basic loss per share considers the weighted average number of shares outstanding during the year. Diluted loss per share reflects the potential dilution that will occur if securities of other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shares in the earnings of the entity.

Camflo Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
As at September 30, 2000 and 1999 – Page 8
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 10   Differences between Canadian and Untied States Accounting Principles – (cont'd)

i)   Deferred Tax Assets

The Financial Accounting Standards Board issued Statement number 109 in Accounting for Income Taxes ("SFAS 109"). SFAS 109 requires the use of the asset and liability method of accounting for income taxes, whereas the deferral method of accounting for income taxes is used under the Canadian basis. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be recovered or settled.

The following table summarizes the significant components of the company's deferred tax assets:

	Total
Deferred Tax Assets	
Non-capital loss	$ 414,471
Canadian Development and Exploration expenses	479,569
	$ 894,040
Total deferred tax asset	$ 447,020
Valuation allowance for deferred tax asset	(447,020)
	$ -

The amount taken into income as a deferred tax asset must reflect that portion of the income tax loss and exploration expenses which are likely to be realized from future operations. Considering the company's cumulative losses in recent years, the company has chosen to provide an allowance of 100% against all available income tax loss carryforwards and exploration expenses, regardless of their terms of expiry.

j)   Accounting for Stock-based Compensation

Statement of Financial Accounting Standards No. 123 "Accounting for Stock-based Compensation" ("SFAS-123") requires that stock-based compensation be accounted for based on a fair value methodology, although it allows an entity to elect to continue measuring stock-based compensation costs using the intrinsic value based methods of accounting proscribed by APB Option No. 25. The company measures stock-based compensation costs using the intrinsic value based method. Under the intrinsic value based method, stock option compensation is the excess, if any, of the quoted market value of the stock at the date of the grant over the amount an optionee must pay to acquire the stock. As at December 31, 1999, the stock-based compensation expense totaled $43,400 (1998: $6,750).

Camflo Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
As at September 30, 2000 and 1999 – Page 9
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 10   Differences Between Canadian and United States Accounting Principles – (cont'd)

The impact of the above on the financial statements is as follows:

	September 30, 2000	December 31, 1999	December 31, 1998
Net loss for the period per Canadian GAAP	$(150,058)	$(433,137)	$(52,791)
Deferred exploration costs	-	(14,283)	(197,984)
Mineral property assignment agreement	(38,400)	(51,250)	(57,820)
Stock-based compensation expense	-	(43,400)	(6,750)
Net loss per US GAAP	$(188,458)	$(542,070)	$(315,345)
Basic loss per share US GAAP	$(0.01)	$(0.09)	$(0.09)
Total assets per Canadian GAAP	$650,253	$501,278	$918,279
Deferred exploration costs	(212,267)	(212,267)	(197,984)
Mineral property assignment agreement expense	(147,470)	(109,070)	(57,820)
Total Assets per US GAAP	$290,519	$179,941	$662,475
Shareholders' Equity			
Deficit end of year per Canadian GAAP	$(637,272)	$(487,214)	$(54,077)
Deferred exploration costs	(212,267)	(212,267)	(197,984)
Mineral property assignment agreement expense	(147,470)	(109,070)	(57,820)
Stock-based compensation expense	(50,150)	(50,150)	(6,750)
Total Deficit US GAAP	$(1,002,159)	$(858,701)	$(316,631)

Camflo Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
As at September 30, 2000 and 1999 – Page 10
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 10   Differences Between Canadian and United States Accounting Principles – (cont'd)

Shareholders' Equity reconciliation per US GAAP:

Deficit per Canadian GAAP March 21, 1997	$ -
Add: 1997 Operating loss	1,286
Deficit per US GAAP December 31, 1997	$1,286
Add: 1998 Operating loss	52,791
Add: 1998 Deferred exploration costs	197,984
Add: 1998 Mineral property assignment agreement expense	57,820
Add: 1998 Stock-based compensation expense	6,750
Deficit per US GAAP December 31, 1998	$316,631
Add: 1999 Operating loss	433,137
Add: 1999 Deferred exploration costs	14,283
Add: 1999 Stock-based compensation expense	43,400
Add: 1999 Mineral property assignment agreement expense	51,25
Deficit per US GAAP December 31, 1999	$858,701
Add: 2000 Operating loss	150,058
Add: 2000 Mineral property assignment agreement expense	38,400
Deficit per US GAAP September 31, 2000	$1,047,159

Camflo Resources Ltd.
(An Exploration Stage Company)
Notes to the Consolidated Financial Statements
As at September 30, 2000 and 1999 – Page 11
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

Note 10   Differences Between Canadian and United States Accounting Principles – (cont'd)

	(9 months) September 30, 2000	March 21, 1997 (Date of Incorporation) to September 30, 2000
Operations		
Net loss for the period	$(150,058)	$(849,539)
Changes in non-cash working capital items:		
Amortization	225	750
Incorporation costs	-	2,363
Loss on write-off of capital asset	-	4,581
Gain on write-off of capital asset	-	(23,850)
Write-off of deferred website development costs	-	51,418
	(149,833)	(814,277)
Changes in non-cash working capital items:		
Accounts receivable	4,017	(10,724)
Prepaid expenses	5,000	-
Accounts payable	930	16,733
Due to related parties	105,750	133,750
	(34,136)	(674,518)
Financing Activity		
Share issued for cash	-	745,067
Investing Activities		
Incorporation costs	-	(630)
Mineral property acquisition costs	-	(25,000)
Acquisition of eteeoff.com Inc.	-	(10,000)
Acquisition of capital assets	-	(16,081)
Proceeds from sale of computer	6,250	6,250
	6,250	(45,461)
Increase in cash during the period	(27,886)	25,088
Cash, beginning of year	52,974	-
Cash, end of period	$25,088	$25,088

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Camflo International Inc. -- SEC File No. 0-30026
(Registrant)

Date: June 19, 2003   By /s/ Alan Crawford

Alan Crawford, President and Director